SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                             For 20 December 2007


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):








                       Results and Final Dividend   Results and Interim Dividend
                               2007/2008                     2008/2009

Results announced to
Stock Exchange           Wednesday, 21 May 2008      Thursday, 13 November 2008

Stock goes Ex-Dividend
on Irish Stock Exchange  Wednesday, 28 May 2008      Wednesday, 19 November 2008

Record Date              Friday, 30 May 2008         Friday, 21 November 2008

Report and Accounts
posted to Stockholders   Tuesday, 10 June 2008                  -

Return Date for Proxies  Friday, 4 July 2008
                             (@ 5.00pm)                         -

Annual General Court     Tuesday, 8 July 2008                   -

Dividend Payable on
or after                 Wednesday, 23 July 2008     Tuesday, 13 January 2009


                                BANK OF IRELAND
     SCHEDULE OF DATES FOR PUBLICATION OF RESULTS AND PAYMENT OF DIVIDENDS



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 20 December 2007